

Mail Stop 4631
.

July 18, 2017

Via E-Mail
Mr. Chung Szeto
President, Chief Executive Officer, and Director
TGS International Ltd.
Unit 3, 6420 – 4 Street NE
Calgary, Alberta, Canada T2K 5M8

> **Re: TGS International Ltd.**
> **Registration Statement on Form S-1**
> **Filed April 25, 2017**
> **File No. 333-217451**

Dear Mr. Szeto:

    We reviewed your registration statement and have the following comments.

Financial Summary Information, page 6

1. As previously requested, please revise the column headers to indicate clearly which periods
    the income statement data cover (e.g., for the three months ended May 31, 2017). In
    addition, please revise to present consistently and accurately net loss, net loss per share, and
    negative working capital figures in parenthesis.

Consolidated Financial Statements

General

2. You refer to TGS Building Products Ltd. or TGS Building as your predecessor company on
    page 32 of the amendment. Please tell us and disclose if you have succeeded to substantially
    all of operations of TGS Building as a result of your acquisition of TGS Building. In
    addition, please revise your consolidated statements of comprehensive loss and consolidated
    statements of cash flows on pages F-3 and F-5 to address the following items:

    •   Present predecessor audited financial statements from its inception date of March 8,
        2016 through the acquisition date of December 20, 2016.

    •   Present successor audited financial statements from the acquisition date of December
        20, 2016 through February 28, 2017 (fiscal year end). To the extent that you choose
        to use December 1, 2016 as the acquisition date for the financial statement purposes,

please state that there was no material transaction between December 1, 2016 and December 20, 2016, if true.

- Insert a vertical black line between the predecessor and successor columns to identify clearly the results of operations derived from each entity.

- Predecessor and successor financial data should be clearly labeled as such.

- Other sections within the filing (e.g., selected financial information on page 6) should be changed to address the presentation of the predecessor and successor.

3. The consent from the auditor filed as exhibit 23.3 refers to an audit report dated June 26, 2017 that covers TGS Building's financial statements from March 8, 2016 through December 20, 2016. However, the audit report does not appear to be included with the amendment. Please also provide an updated audit report for TGS International Ltd. for the period ended February 28, 2017 that makes reference to the June 26, 2017 audit report issued for the predecessor financial statements. Please make sure the audit report for TGS International Ltd. is dual dated since you revised the weighted average number of shares outstanding on the income statement subsequent to the audit. The related consent filed as exhibit 23.2 needs to be revised to refer to the dual dated audit report and be currently dated.

4. We note your response to prior comment 15 in which you indicate that the date of inception of TGS International Ltd. is December 1, 2016. However, we also note that you continue to make references to December 12, 2016 as the inception date on the face of your financial statements and throughout MD&A. Please revise as appropriate.

5. We note your response to prior comment 16. Please be advised that you are currently a private company filing your previously completed financial statements in an initial registration statement and therefore you are not considered an SEC filer as defined in ASC 855-10-20. As previously requested, please disclose the specific date through which subsequent events have been evaluated, and whether it is the date that the financial statements were issued or the date that the financial statement were available to be issued.

Management's Discussion and Analysis of Financial Position and Results of Operations, Page 31

6. Your MD&A disclosure should not merely reiterate the information provided in your financial statements, but it should instead discuss factors that had a significant impact on your financial results, financial condition, and liquidity. Please be advised that the historical results of the predecessor and successor have to be separately disclosed and discussed in your MD&A.

7. It appears that your disclosure on page 32 stating that you have working capital of approximately $4,903 as of May 31, 2017 is not consistent with your May 31, 2017 balance sheet. Please advise or revise as appropriate.

8. Please revise your working capital table on page 33 to present consistently and accurately your negative working capital as of May 31, 2017.

<u>Consolidated Interim Financial Statements</u>

9. Since you appropriately provided updated interim financial statements for TGS International Ltd. for the three month ended May 31, 2017, you are also required to provide comparative interim financial statements for your predecessor, TGS Building, for the period ended May 31, 2016. In addition, insert a vertical black line between the predecessor and successor columns to identify clearly the results of operations derived from each entity.

<u>Exhibit 10.1</u>

10. Refer to comment 10 in our May 22, 2017 letter and section VI.7 of the marketing and sale agency agreement filed as exhibit 10.1. Please refile the exhibit in its entirety with the signatures of the authorized representatives of both parties.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

       You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

                    Very truly yours,

                    /s/ Pamela A. Long

                    Pamela A. Long
                    Assistant Director
                    Office of Manufacturing and Construction

cc: GKL Registered Agents of NV, Inc.
       3064 Silver Sage Drive, Suite 150
       Carson City, NV 89701